Item 77I - DWS Lifecycle Long Range Fund (a series of DWS Advisor Funds)

Effective October 23, 2006, the Investment
Class shares of the Fund were renamed Class
S shares
and certain features of the class were
modified. The conversion was not a taxable event for shareholders.

The advisor agreed to implement expense
caps so as to ensure that shareholders of the combined classes will not pay higher expenses as a result of the share class conversions through September
30, 2007.

The characteristics and features of
Investment Class and Class S shares are
similar, except as
noted below.

Class S shares generally have an initial investment minimum of $2,500 ($1,000 for IRAs). Class
S shares also have an investment minimum of $50 for additional investments and for exchanges between existing accounts. Please see the fund's prospectus for additional information. Class S shares are generally only available to new investors through fee-based programs of broker-dealers and registered investment advisors who typically charge ongoing fees for services they provide and through certain group retirement plans.